Exhibit 23


                      Consent of Independent Registered Public Accounting Firm

The Board of Directors
R&B, Inc.:

We consent to the incorporation by reference in the registration statements (No. 33-52946 and 33-56492) on Form S-8 of R&B, Inc. of our reports dated March 7, 2005, with respect to the consolidated balance sheets of R&B, Inc. as of December 25, 2004 and December 27, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 25, 2004, and the related financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting as of December 25, 2004 and the effectiveness of internal control over financial reporting as of December 25, 2004, which reports appear in the December 25, 2004 annual report on Form 10-K of R&B, Inc.

KPMG LLP


Philadelphia, Pennsylvania
November 21, 2005